GREENSHIFT CORPORATION
5950 Shiloh Road East, Suite N
Alpharetta, GA 30005

October 2, 2013

Via EDGAR
John Cash
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	GreenShift Corporation
Form 10-K for the Year Ended December 31, 2012
Filed April 1, 2013
File No. 000-50469

Dear Mr. Cash:

I am writing in response to your letter dated September 18, 2013.  The Staff’s comments are copied below and indented, each followed by our response.

General

1. Update your company profile on the EDGAR system to include the current address and telephone number of your principal executive offices in Alpharetta, Georgia.

Response to Comment 1

As requested, we have updated our company profile on the EDGAR system.

Cautionary Information Regarding Forward Looking Statements, page 2

2.  We note the reference to the Private Securities Litigation Reform Act of 1995. Since you are a penny stock issuer, you are ineligible to rely on the safe harbor provision of the Act.  See Section 21E(b)(1)(C) of the Exchange Act. In future filings, remove the reference to the Act.

Response to Comment 2

In future filings we will remove all references to the Private Securities Litigation Reform Act of 1995.

Business, page 3

3.  In future filings, disclose your dependence on one or a few major customers. See 101(h)(4)(vi) of Regulation S-K. We note the disclosure in Note 4 to the financial statements that one customer’s revenue represented 25% of your total revenue. Please also file any contract with such customer, including any license agreement, to the extent material, as an exhibit(s) to your next Exchange Act report. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response to Comment 3

In future filings, if it remains the case that the Company is dependent on one or a few major customers, we will provide disclosure regarding that dependence.  In addition, we will file as exhibits any material contract with a major customer, including any material license agreement.

4. In future filings, disclose an estimate of the amount spent during each of the last two fiscal years on research and development activities. See Item 101(h)(4)(x) of Regulation S-K.

Response to Comment 4

In future filings, we will disclose an estimate of the amount spent during each of the last two fiscal years on research and development activities.

Other Matters, page 26

5. In future filings, include the name of the court or agency in which the matter entitled JMJ Financial v. GreenShift et.al. is pending and the date instituted. See Item 103 of Regulation S-K.

Response to Comment 5

 In future filings, we will include the name of the court in which the matter entitled JMJ Financial v. GreenShift et.al. is pending and the date instituted.

Directors and Executive Officers and Corporate Governance, page 65

6.  In future filings, include employment dates for at least the past five years of Messrs. Edward Carroll, David Winsness, Greg Barlage, and Richard Krablin. See paragraphs (a) and (e)(1) of Item 401 of Regulation S-K.

Response to Comment 6

In future filings, wee will include employment dates for at least the past five years of Messrs. Edward Carroll, David Winsness, Greg Barlage, and Richard Krablin.

Executive Compensation, page 67

7. In future filings, please identify the items included under all other compensation. See Item 402(o)(7) of Regulation S-K.

Response to Comment 7

In future filings, we will identify the items included under all other compensation

Related Party Transactions, page 68

8.  Please file the amended and restated technology acquisition agreement as an exhibit to your next Exchange Act report, or, in the alternative, tell us why you believe that you are not required to file the agreement. See Item 601(b)(10) of Regulation S-K.

Response to Comment 8

We will file the amended and restated technology acquisition agreement as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

Exhibits 10(b)(1), 10(d), and 10(e)

9.  Since the three exhibits are not included in the Form 10-K, it appears that you may have intended to incorporate them by reference. If true, identify clearly in future filings any material incorporated by reference and the filing with which the exhibit is filed. See Rule 12b-23(b) of the Exchange Act. Alternatively, file the three exhibits with your next Exchange Act report.

Response to Comment 9

In our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, we will file as exhibits the First Amendment to Amended and Restated Secured Convertible Debenture, the Employment Agreement with Kevin Kreisler and the Employment Agreement with Edward Carroll.

Sincerely,

/s/ Kevin Kreisler

Kevin Kreisler

Acknowledgement

GreenShift Corporation hereby acknowledges that:

•	GreenShift Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	GreenShift Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GreenShift Corporation

By: /s/ Kevin Kreisler
Kevin Kreisler
Chief Executive Officer